April 21, 2008

VIA U.S. MAIL AND FACSIMILE

Darin D. Smith, Esq.
General Counsel, Annuity Products & Services
Transamerica Financial Life Insurance Company
4333 Edgewood Road N.E.
Cedar Rapids, IA 52499-0001

  Re: Transamerica Financial Life Insurance Company
     Separate Account VA EE
     Flexible Premium Variable Annuity – O
     Initial Registration Statement on Form N-4
     File Nos. 333-149336; 811-22182

Dear Mr. Smith:

  The staff has reviewed the above-referenced registration statement, which the Commission received on February 21, 2008. We provided the registration statement a full review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

  a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

  b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

  c. Please move the numeric examples illustrating the operation of the Additional Death Distribution Rider and the Additional Death Distribution+ Rider from the Statement of Additional Information into the prospectus.

  d. Please include the discussion of the Addition, Deletion, or Substitution of Investments found on page 8 of the Statement of Additional Information in the prospectus. See Form N-4, Item 7(c).

2. **Summary** (pp. 7-12)

    a. *Additional Features* (pp. 10-11): The bulletpoint describing the Living Benefits Rider on page 11 states that the contractowner invests in "certain funds which we designate and may change at our sole discretion." This disclosure seems to describe the Designated Investment Choices. However, on page 49 in the third bulletpoint, and again on page 54, the prospectus states that the registrant will monitor the policy value and can at its sole discretion transfer amounts into a government bond fund. Please revise the disclosure in the Summary to more accurately reflect the management of contractowner funds when the contractowner purchases the Living Benefits Rider.

    b. *Additional Features* (pp. 10-11): When describing the Living Benefits Rider and the Retirement Income Choice Rider, please disclose that withdrawals in excess of the guaranteed amount may cause the contractowner to lose the benefit of the rider.

    c. *State Variations* (p. 11): The prospectus notes that certain provisions of the policies "may be different than the general description of the prospectus." Please note that the registrant is required to include in the prospectus all of the material rights and obligations of an investor under the contract offered through the prospectus. Please either revise the prospectus to describe those variations which are material or represent that none of those variations are material.

3. **Annuity Policy Fee Table and Expense Examples** (pp. 14-17)

    a. The current format of the fee table displays the fees in a "tombstoned" fashion (i.e. all fees are right justified in a single column). For the sake of clarity, please tab certain fees to show breaks between contract features and additional benefits.

    b. Please include a statement that the Annual Service Charge is waived if the policy value is greater than $50,000 in either the caption or the Notes to the Fee Table and Expense Examples.

    c. In a footnote, please disclose that the Mortality and Expense Risk Fee is 1.10% during the Income Phase as disclosed on page 27. See Form N-4, Item 5, Instruction 2.

    d. Please clarify what the 0.30% that appears on the line between the Living Benefits Rider and the Retirement Income Choice Rider – Single Life Option is meant to disclose.

    e. Please note in the captions where a fee is not based upon the average account value (e.g. the Living Benefits Rider and the Retirement Income Choice Rider). The staff notes that much of the disclosure regarding the optional rider fees is found in the "Notes to the Fee Table and Expense Examples" section. Please revise the prospectus to include footnotes that specifically refer the reader to the relevant note.

    f. The fee table lists the current fees for the Retirement Income Choice and the relevant additional benefits for both the Single Life and Joint Life versions. The fee table then also lists an aggregate maximum fee, respective to the Single Life and Joint Life versions of the Retirement Income Choice. Please disclose the maximum fees associated with each line item under the Retirement Income Choice per Item 3, Instruction 5 of Form N-4. If, in addition, the registrant wishes to disclose the current expenses, please do so in a manner that satisfies Item 3, Instruction 5 of Form N-4.

g. Please confirm that all items listed in the fee table comport with Item 3, Instruction 5 of Form N-4.

h. Please revise the Expense Example to reflect the highest possible fees an investor may pay, inclusive of all riders that may be simultaneously in effect. Also, please revise the narrative to describe specifically what expense items are being included in the example.

4. The Fixed Account (pp. 20-21)

Please include a statement that the disclosure in the prospectus is subject to generally applicable provisions of the securities laws providing for accuracy in filings.

5. Death Benefit (pp. 35-37)

a. Please include examples in the prospectus or in an appendix to the prospectus calculating the "Double Enhanced Death Benefit" and the "Annual Step-Up Death Benefit".

b. The prospectus states on page 36 that a GMDB may "generally" be chosen. The prospectus goes on to note on page 37 that it "may not be available for all policies." Please describe the circumstances when a GMDB may not be available.

6. Additional Features (pp. 43-62)

a. *Living Benefits Rider* (p. 49): Please disclose which optional benefits the rider is not permitted with.

b. *Living Benefits Rider* (p. 51): When discussing Withdrawal Guarantees under the Guaranteed Minimum Withdrawal Benefit, the prospectus states that an investor can take withdrawals under either [the "principal back" or the "for life"] guarantee or alternate between guarantees. Please provide more detail of what it means to alternate between guarantees (e.g. does an investor waive rights to a lifetime withdrawal). Please include examples that illustrate an investor alternating between the "principal back" guarantee and the "for life" guarantee.

c. *Living Benefits Rider* (pp. 51-52): When describing the "Maximum Annual Withdrawal Amount" the prospectus notes that an investor may continue making compliant withdrawals until the minimum remaining withdrawal amount reaches zero. However, the prospectus does not state what happens when the minimum remaining withdrawal amount reaches zero, but rather discusses the effects of the policy value reaching zero. Please clarify the effects of the minimum remaining withdrawal amount reaching zero for both the "principal back" and "for life" features in contrast with the effects of policy value reaching zero.

    d. *Living Benefits Rider* (p. 53): The prospectus notes that "gross partial withdrawals … up to the maximum annual withdrawal amount for the "principal back" and "for life" guarantees will reduce the minimum remaining withdrawal amount on a dollar-for-dollar basis, but will not reduce the total withdrawal base for the "principal back" and "for life" guarantees." For the sake of clarity, the prospectus should state that this statement is true only for each respective guarantee. For example, gross partial withdrawals up to the maximum annual withdrawal amount for the "principal back" guarantee will reduce the total withdrawal base for the "for life" guarantee.

    e. Please confirm supplementally that the Living Benefits Rider and the Retirement Income Choice Rider are mutually exclusive.

7. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Law Clerk
Office of Insurance Products